EXHIBIT (a)(i)(x)

                                  PRESS RELEASE

              SAKER HOLDINGS CORP. COMMENCES CASH TENDER OFFER FOR
               OUTSTANDING SHARES OF FOODARAMA SUPERMARKETS, INC.
                               AT $53.00 PER SHARE

FREEHOLD, NEW JERSEY (June 16, 2006) - Saker Holdings Corp., a corporation organized by a purchaser group consisting of Richard J. Saker, the Chief
Executive Officer and President of Foodarama Supermarkets, Inc., a New Jersey corporation ("Foodarama" or the "Company"), Joseph J. Saker, the Chairman of the Board of the Company, and six other members of the family of Joseph J. Saker who are shareholders of the Company, today announced that it has commenced a cash tender offer for all of the outstanding common stock of the Company not owned by the purchaser group at an offer price of $53.00 per share in cash. The offer and withdrawal rights will expire at 12:00 Midnight, New York City Time, on July 19, 2006, unless extended by Saker Holdings Corp.

Together, the members of the purchaser group own or control shares representing approximately 51.5% of Foodarama's outstanding common stock. Immediately preceding the closing of the tender offer, pursuant to an exchange agreement, the members of the purchaser group will exchange their shares of Foodarama common stock for shares of the acquiring company.

The tender offer is subject to certain conditions, including, among others, a condition that the acquiring company hold at least 90% of Foodarama's common stock after the closing of the tender offer, the requisite consent of Wakefern Food Corp. and a condition that the Foodarama shareholders approve an agreement and plan of share exchange pursuant to which each outstanding share of Foodarama common stock would be exchanged for one share of common stock of a newly formed Delaware corporation, with Foodarama thereby becoming a subsidiary of that Delaware corporation. The share exchange would be followed by a merger of the Delaware corporation into Saker Holdings Corp., pursuant to which shareholders who did not tender shares in the tender offer would receive $53 in exchange for their shares of the Delaware corporation that they received in the share exchange. As a result of the tender offer, the share exchange and the merger, Foodarama would become a wholly owned subsidiary of Saker Holdings Corp. and there would no longer be a public market for Foodarama common stock.

The purchaser group believes that it is in the best long-term interest of Foodarama to consummate the tender offer because, among other reasons, being a private company will allow Foodarama's management to focus on long-term business goals and eliminate increased disclosure burdens and increased costs associated with being a public company subject to applicable federal securities laws and regulations.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the tender offer are set forth in an offer to purchase, letter of transmittal and other related materials that are being filed with the Securities and Exchange

Commission and distributed to Foodarama shareholders. This press release is not a substitute for such filings.

Investors are urged to read such documents, together with the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Foodarama within 10 days of the tender offer, when they become available because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) or by contacting the information agent for the transaction, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or calling (212) 929-5500 (Call Collect) or
(800) 322-2885 (Call Toll-Free).

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FOODARAMA. SAKER HOLDINGS CORP. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

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